03014907

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. MAR 1 2 2003 535

NAME OF BROKER-DEALER: Alerus Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 South Columbia Road
(No. and Street)

Grand Forks	ND	58201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian H. Kraft (701) 795-4072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

401 DeMers Avenue, Suite 300	Grand Forks	ND	58201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian H. Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alerus Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEL L. HAGEN
Notary Public, State of North Dakota
My Commission Expires May 16, 2006
STATE OF NORTH DAKOTA
NOTARY PUBLIC SEAL

Signature

President
Title

Rachel L. Hagen
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

* * * * * * * * * * *

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2002 and 2001, and the related statements of income, stockholder's equity and cash flows for the years ended December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 10, 2003

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of
December 31, 2002 and 2001

ASSETS	2002	2001
CURRENT		
Cash and Cash Equivalents	$ 106,463	$ 148,382
Marketable Securities	293,816	251,393
Restricted Investment	100,000	100,000
Interest Receivable	4,534	4,136
Due From Affiliate	26,332	40,149
Commission Receivable	66,655	92,769
Deferred Income Taxes	2,100	2,536
Total Current Assets	$ 599,900	$ 639,365
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(107,696)	(91,509)
Net Property and Equipment	$ 40,575	$ 56,762
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 255,015
Prepaid Expenses	14,880	13,518
Total Other Assets	$ 269,895	$ 268,533
TOTAL ASSETS	$ 910,370	$ 964,660
LIABILITIES		
CURRENT		
Accrued Expenses	$ 57,822	$ 75,857
Total Current Liabilities	$ 57,822	$ 75,857
LONG-TERM		
Deferred Taxes	$ 15,442	$ 10,027
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED DEFICIT	(763,809)	(722,139)
Total Stockholder's Equity	$ 837,106	$ 878,776
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 910,370	$ 964,660

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 1,022,431	$1,038,588
Investment Income	39,193	48,912
Total Revenue	$ 1,061,624	$1,087,500
EXPENSES		
Employee Compensation and Benefits	$ 636,759	$ 700,692
Education and Training	9,461	6,306
Occupancy Costs	52,923	52,084
Communications and Data Processing	100,678	109,690
Advertising and Promotion	48,775	47,001
Brokerage, Exchange and Clearance Fees	235,639	248,207
Other Operating Expenses	39,541	51,306
Total Expenses	$ 1,123,776	$1,215,286
NET LOSS BEFORE INCOME TAXES	$ (62,152)	$ (127,786)
Income Tax Expense (Benefit)	(20,482)	(42,763)
NET LOSS	$ (41,670)	$ (85,023)

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
BALANCE DECEMBER 31, 2000	$ 1	$ 1,600,914	$ (637,116)	$ 963,799
Net Loss 2001			(85,023)	(85,023)
BALANCE DECEMBER 31, 2001	$ 1	$ 1,600,914	$ (722,139)	$ 878,776
Net Loss 2002			(41,670)	(41,670)
BALANCE DECEMBER 31, 2002	$ 1	$ 1,600,914	$ (763,809)	$ 837,106

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
OPERATING ACTIVITIES		
Net Loss	$ (41,670)	$ (85,023)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization	16,187	43,278
Effects on Operating Cash Flows Due to Changes in:		
Investments	(17,173)	(18,364)
Deferred Income Taxes	5,851	(2,614)
Commissions Receivable	26,114	45,981
Taxes Payable		(50,784)
Due from Affiliates	13,817	(40,149)
Interest Receivable	(398)	2,721
Prepaid Expenses	(1,362)	307
Accrued Expenses	(18,035)	(21,428)
NET CASH USED BY OPERATING ACTIVITIES	$ (16,669)	$ (126,075)
INVESTING ACTIVITIES		
Purchase of Investments	$ (25,250)	
Proceeds from the Sale of Investments		$ 154,051
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$ (25,250)	$ 154,051
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (41,919)	$ 27,976
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	148,382	120,406
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 106,463	$ 148,382

See Accompanying Notes to the Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provide various other customer account services on a fully-disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts as cash and cash equivalents.

Securities' Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising expenses were $44,454 and $42,823 for the years ended December 31, 2002 and 2001, respectively. Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated Federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies are generally computed as if each company had filed a separate return and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. MARKETABLE SECURITIES

Marketable securities owned by the Company at December 31, 2002 and 2001 are as follows:

	12-31-02	12-31-01
Obligations of U.S. Government	$393,816	$351,393

NOTE 3 RESTRICTED INVESTMENT

Alerus Securities owns a $100,000 US Government Security that is held in an account by the clearing broker and used as a clearing deposit.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for 2002 and 2001 amounted to ($11,232) and $51,811 respectively.

The facilities occupied by Alerus Securities Corporation are owned by affiliated companies. The leases are classified as operating leases and extend through October 31, 2007. The leases call for monthly payments in accordance with the agreements. Rental payments amounted to $52,923 and $52,084 for the years ended December 31, 2002 and 2001, respectively.

A schedule of future minimum lease payments by year is detailed below:

2003	$ 68,649
2004	70,022
2005	71,422
2006	72,851
2007	74,308
	$ 357,252

NOTE 5 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2002 and 2001 were $26,740 and $26,654, respectively.

NOTE 6 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2001 and 2000 includes the following components:

	2002	2001
Current:		
Federal	($26,332)	($40,148)
State		
Total	($26,332)	($40,148)
Deferred:		
Federal	$5,851	($2,614)
State		
Total	$5,851	($2,614)
Total Current and Deferred:		
Federal	($20,481)	($42,762)
State		
Total	($20,481)	($42,762)

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2002 and 2001. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax assets (liabilities) are as follows at December 31, 2002 and 2001.

	2002	2001
Deferred Tax Assets		
State Net Operating Loss Carryforwards	$41,580	$34,495
Accrued Flexible Time Off	2,489	3,006
Net Current Deferred Tax Asset	$44,069	$37,501
Deferred Tax Liabilities		
Depreciation	$9,708	$11,884
Goodwill Amortization	8,531	
Net Long-Term Deferred Tax Liability	$18,239	$11,884
Net Long-Term Asets (Liabilities)		
Before Valuation Allowance	$25,830	$25,617
Valuation Allowance	(39,172)	(33,107)
Net Deferred Tax Liabilities	($13,342)	($7,490)

The Company files a consolidated federal income tax return with its parent and affiliated companies. Amounts payable by or (due to) the Company in connection with filing a consolidated federal income tax return amounted to $(26,332) at December 31, 2002 and $(40,148) at December 31, 2001.

The Company has state net operating loss carryforwards of $770,440, which expire in varying amounts between 2002 and 2009. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Management has recorded a valuation allowance of $39,172 for this deferred tax asset.

NOTE 7 GOODWILL

In December 1998, the Corporation acquired the assets of a business, which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. The amount of accumulated amortization at December 31, 2002 was $64,864. The value of the goodwill at December 31, 2002 was $255,015.

Effective January 1, 2002, the Corporation applied FASB Statement No. 142, goodwill and other intangible assets, which requires the Corporation to cease amortization of goodwill effective January 1, 2002 and instead requires the Corporation to test goodwill for impairment. The Corporation tests for impairment at December 31, 2002. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the year ended December 31, 2002.

Effective January 1, 2002, the Corporation applied FASB Statement No. 142, goodwill and other intangible assets. Among its provisions is a requirement to disclose what reported net income would have been in all periods presented exclusive of amortization expense (net of related income tax effects) recognized in those periods related to goodwill no longer being amortized.

	Year Ended December 31, 2002	2001
Reported Net Loss	($41,670)	($85,023)
Add Goodwill Amortization		21,325
Adjusted Net Income	($41,670)	($63,698)

NOTE 8 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $16,187 and $21,952 in 2002 and 2001, respectively.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule). The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2002, the Company had net capital of $493,791, which was $236,540 in excess of its required net capital of $250,000.

* * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2002

SCHEDULE I
ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2002

Total Stockholder's Equity Qualified for Net Capital		$ 837,105
Deductions and Charges		
Non allowable Assets		
Acquisition Goodwill	$ 255,015	
Furniture and Equipment- Net	40,575	
Receivables Over 30 Days	1,250	
Intercompany Receivables	26,332	
Prepaid Expenses	14,880	338,052
Net Capital Before Haircuts on Securities Positions		$ 499,053
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$ 10,355	
Money Market Funds and Other	2,158	12,513
NET CAPITAL		$ 486,540
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$ 15,400
Brokerage Commissions Payable		7,791
Accrued Expenses on Employee Benefit Plans		31,631
Other Accounts Payable and Accrued Expenses		3,000
AGGREGATE INDEBTEDNESS		$ 57,822
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 250,000
Excess Net Capital at 1500%		$ 236,540
Excess Net Capital at 1000%		$ 480,757
Ratio of Aggregate Indebtedness to Net Capital		11.88%
Net Capital, as Reported in Company's Part II (unaudited FOCUS Report)		$ 486,540

EXEMPTIONS

The Company is exempt from presenting other supplementary schedules under SEC Rule 15c3-1 (k) (2) (ii) as an introducing broker.

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

* * * * * * * * * * *

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2002 and 2001, and the related statements of income, stockholder's equity and cash flows for the years ended December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 10, 2003

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of
December 31, 2002 and 2001

ASSETS	2002	2001
CURRENT		
Cash and Cash Equivalents	$ 106,463	$ 148,382
Marketable Securities	293,816	251,393
Restricted Investment	100,000	100,000
Interest Receivable	4,534	4,136
Due From Affiliate	26,332	40,149
Commission Receivable	66,655	92,769
Deferred Income Taxes	2,100	2,536
Total Current Assets	$ 599,900	$ 639,365
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(107,696)	(91,509)
Net Property and Equipment	$ 40,575	$ 56,762
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 255,015
Prepaid Expenses	14,880	13,518
Total Other Assets	$ 269,895	$ 268,533
TOTAL ASSETS	$ 910,370	$ 964,660
LIABILITIES		
CURRENT		
Accrued Expenses	$ 57,822	$ 75,857
Total Current Liabilities	$ 57,822	$ 75,857
LONG-TERM		
Deferred Taxes	$ 15,442	$ 10,027
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED DEFICIT	(763,809)	(722,139)
Total Stockholder's Equity	$ 837,106	$ 878,776
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 910,370	$ 964,660

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 1,022,431	$1,038,588
Investment Income	39,193	48,912
Total Revenue	$ 1,061,624	$1,087,500
EXPENSES		
Employee Compensation and Benefits	$ 636,759	$ 700,692
Education and Training	9,461	6,306
Occupancy Costs	52,923	52,084
Communications and Data Processing	100,678	109,690
Advertising and Promotion	48,775	47,001
Brokerage, Exchange and Clearance Fees	235,639	248,207
Other Operating Expenses	39,541	51,306
Total Expenses	$ 1,123,776	$1,215,286
NET LOSS BEFORE INCOME TAXES	$ (62,152)	$ (127,786)
Income Tax Expense (Benefit)	(20,482)	(42,763)
NET LOSS	$ (41,670)	$ (85,023)

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
BALANCE DECEMBER 31, 2000	$ 1	$ 1,600,914	$ (637,116)	$ 963,799
Net Loss 2001			(85,023)	(85,023)
BALANCE DECEMBER 31, 2001	$ 1	$ 1,600,914	$ (722,139)	$ 878,776
Net Loss 2002			(41,670)	(41,670)
BALANCE DECEMBER 31, 2002	$ 1	$ 1,600,914	$ (763,809)	$ 837,106

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
OPERATING ACTIVITIES		
Net Loss	$ (41,670)	$ (85,023)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization	16,187	43,278
Effects on Operating Cash Flows Due to Changes in:		
Investments	(17,173)	(18,364)
Deferred Income Taxes	5,851	(2,614)
Commissions Receivable	26,114	45,981
Taxes Payable		(50,784)
Due from Affiliates	13,817	(40,149)
Interest Receivable	(398)	2,721
Prepaid Expenses	(1,362)	307
Accrued Expenses	(18,035)	(21,428)
NET CASH USED BY OPERATING ACTIVITIES	$ (16,669)	$ (126,075)
INVESTING ACTIVITIES		
Purchase of Investments	$ (25,250)	
Proceeds from the Sale of Investments		$ 154,051
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$ (25,250)	$ 154,051
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (41,919)	$ 27,976
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	148,382	120,406
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 106,463	$ 148,382

See Accompanying Notes to the Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provide various other customer account services on a fully-disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts as cash and cash equivalents.

Securities' Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising expenses were $44,454 and $42,823 for the years ended December 31, 2002 and 2001, respectively. Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated Federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies are generally computed as if each company had filed a separate return and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 MARKETABLE SECURITIES

Marketable securities owned by the Company at December 31, 2002 and 2001 are as follows:

	12-31-02	12-31-01
Obligations of U.S. Government	$393,816	$351,393

NOTE 3 RESTRICTED INVESTMENT

Alerus Securities owns a $100,000 US Government Security that is held in an account by the clearing broker and used as a clearing deposit.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for 2002 and 2001 amounted to ($11,232) and $51,811 respectively.

The facilities occupied by Alerus Securities Corporation are owned by affiliated companies. The leases are classified as operating leases and extend through October 31, 2007. The leases call for monthly payments in accordance with the agreements. Rental payments amounted to $52,923 and $52,084 for the years ended December 31, 2002 and 2001, respectively.

A schedule of future minimum lease payments by year is detailed below:

2003	$ 68,649
2004	70,022
2005	71,422
2006	72,851
2007	74,308
	$ 357,252

NOTE 5 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2002 and 2001 were $26,740 and $26,654, respectively.

NOTE 6 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2001 and 2000 includes the following components:

	2002	2001
Current:		
Federal	($26,332)	($40,148)
State		
Total	($26,332)	($40,148)
Deferred:		
Federal	$5,851	($2,614)
State		
Total	$5,851	($2,614)
Total Current and Deferred:		
Federal	($20,481)	($42,762)
State		
Total	($20,481)	($42,762)

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2002 and 2001. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax assets (liabilities) are as follows at December 31, 2002 and 2001.

	2002	2001
Deferred Tax Assets		
State Net Operating Loss Carryforwards	$41,580	$34,495
Accrued Flexible Time Off	2,489	3,006
Net Current Deferred Tax Asset	$44,069	$37,501
Deferred Tax Liabilities		
Depreciation	$9,708	$11,884
Goodwill Amortization	8,531	
Net Long-Term Deferred Tax Liability	$18,239	$11,884
Net Long-Term Asets (Liabilities)		
Before Valuation Allowance	$25,830	$25,617
Valuation Allowance	(39,172)	(33,107)
Net Deferred Tax Liabilities	($13,342)	($7,490)

The Company files a consolidated federal income tax return with its parent and affiliated companies. Amounts payable by or (due to) the Company in connection with filing a consolidated federal income tax return amounted to $(26,332) at December 31, 2002 and $(40,148) at December 31, 2001.

The Company has state net operating loss carryforwards of $770,440, which expire in varying amounts between 2002 and 2009. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Management has recorded a valuation allowance of $39,172 for this deferred tax asset.

NOTE 7 GOODWILL

In December 1998, the Corporation acquired the assets of a business, which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. The amount of accumulated amortization at December 31, 2002 was $64,864. The value of the goodwill at December 31, 2002 was $255,015.

Effective January 1, 2002, the Corporation applied FASB Statement No. 142, goodwill and other intangible assets, which requires the Corporation to cease amortization of goodwill effective January 1, 2002 and instead requires the Corporation to test goodwill for impairment. The Corporation tests for impairment at December 31, 2002. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the year ended December 31, 2002.

Effective January 1, 2002, the Corporation applied FASB Statement No. 142, goodwill and other intangible assets. Among its provisions is a requirement to disclose what reported net income would have been in all periods presented exclusive of amortization expense (net of related income tax effects) recognized in those periods related to goodwill no longer being amortized.

	Year Ended December 31, 2002	2001
Reported Net Loss	($41,670)	($85,023)
Add Goodwill Amortization		21,325
Adjusted Net Income	($41,670)	($63,698)

NOTE 8 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $16,187 and $21,952 in 2002 and 2001, respectively.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule). The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2002, the Company had net capital of $493,791, which was $236,540 in excess of its required net capital of $250,000.

* * * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2002

SCHEDULE I
ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2002

Total Stockholder's Equity Qualified for Net Capital		$ 837,105
Deductions and Charges		
Non allowable Assets		
Acquisition Goodwill	$ 255,015	
Furniture and Equipment- Net	40,575	
Receivables Over 30 Days	1,250	
Intercompany Receivables	26,332	
Prepaid Expenses	14,880	338,052
Net Capital Before Haircuts on Securities Positions		$ 499,053
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$ 10,355	
Money Market Funds and Other	2,158	12,513
NET CAPITAL		$ 486,540
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$ 15,400
Brokerage Commissions Payable		7,791
Accrued Expenses on Employee Benefit Plans		31,631
Other Accounts Payable and Accrued Expenses		3,000
AGGREGATE INDEBTEDNESS		$ 57,822
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 250,000
Excess Net Capital at 1500%		$ 236,540
Excess Net Capital at 1000%		$ 480,757
Ratio of Aggregate Indebtedness to Net Capital		11.88%
Net Capital, as Reported in Company's Part II (unaudited FOCUS Report)		$ 486,540

EXEMPTIONS

The Company is exempt from presenting other supplementary schedules under SEC Rule 15c3-1 (k) (2) (ii) as an introducing broker.